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November 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Howard Efron Kristina Marrone Benjamin Holt Pam Long

Re:	Fortress Credit Realty Income Trust Amendment No. 1 to Registration Statement on Form 10-12G Filed October 18, 2024 File No. 000-56685

Ladies and Gentlemen:

This letter sets forth the responses of Fortress Credit Realty Income Trust (the “Company”) to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 4, 2024, with respect to the above referenced Registration Statement on Form 10-12G initially filed on September 6, 2024, as amended by a pre-effective amendment thereto filed on October 18, 2024 (as amended, the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comments.

In addition, the Company has revised the Registration Statement and the Company is concurrently filing a post-effective amendment to the Registration Statement (the “Post-Effective Amendment”) with this letter.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
November 15, 2024

Amendment No. 1 to Registration Statement on Form 10-12G filed October 18, 2024

Item 7. Certain Relationships and Related Transactions, and Trustee Independence
Dealing with Potential Conflicts of Interest, page 118

1.
We note your response to prior comment 12. Please revise to specify when, under your conflict of interest policy, transactions would be required to be presented to your board of trustees for approval. We note, for example, disclosure in your risk factor on page 82, "Our conflict of interest policy may not be successful . . . ."

Response: In response to the Staff’s comment, the Company has revised pages 119 to 120 of the Post-Effective Amendment.

General

2.
We note your responses to prior comments 19 and 20. Please discuss supplementally the nature of the Company’s subsidiaries that currently (or may expect to in the future) rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act for an exclusion from the definition of “investment company” (e.g., nature of investors, advisory relationships, etc.).

Response: Generally, the Company’s subsidiaries that currently (or may expect to in the future) rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act will do so when the Company determines that (i) existing positions set forth by the Staff may not support relying on another exception or exclusion under the 1940 Act (e.g., to the extent the entity’s assets are not addressed in no-action letters issued by the Staff for purposes of the Section 3(c)(5)(C) analysis) or (ii) the entity does not yet have sufficient qualifying real estate assets to rely on Section 3(c)(5)(C) (e.g., to the extent the entity is newly formed and has not yet acquired or originated sufficient qualifying real estate assets but nonetheless expects to rely on Section 3(c)(5)(C) in the future).

While a third-party joint venture partner may in the future hold an interest in a subsidiary of the Company that relies on Sections 3(c)(1) or 3(c)(7), investors generally acquire interests in the Company (and not its subsidiaries). Furthermore, the Company’s subsidiaries that currently (or may expect to in the future) rely on Sections 3(c)(1) or 3(c)(7) are not managed as separate advisory clients. Rather, the Company is an advisory client of FCR Advisors LLC (the “Adviser”). The Adviser manages the Company’s assets, which are generally held in various subsidiaries of the Company—including any subsidiaries that currently (or may expect to in the future) rely on Sections 3(c)(1) or 3(c)(7).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
November 15, 2024

Currently, the Company has two wholly owned subsidiaries that it has determined to conservatively treat as relying on Section 3(c)(7) of the 1940 Act because the assets of such subsidiaries generally consist of mortgage servicing rights (“MSRs”) acquired from unaffiliated third parties, and positions set forth by the Staff indicate such MSRs would therefore not be sufficient, on their own, for such subsidiaries to rely on Section 3(c)(5)(C).1 Specifically, based on positions set forth by the Staff, certain MSRs are treated as qualifying real estate assets for purposes of Section 3(c)(5)(C), while other MSRs—generally including MSRs that are acquired from an unaffiliated third party under certain conditions—are treated as real estate-related assets.2 As a result, the Company has determined that a subsidiary whose assets generally consist of MSRs acquired from unaffiliated third parties should conservatively rely on Section 3(c)(7) because such subsidiary may not meet the applicable tests for Section 3(c)(5)(C).

The Company does not currently have any other interest in any entity that relies on Section 3(c)(1) or Section 3(c)(7).

As discussed in the Post-Effective Amendment, we intend to conduct our operations so that the Company complies with the 40% test set forth in Section 3(a)(1)(C) of the 1940 Act. Therefore, securities issued by any entity that is excepted from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities the Company owns, may not have a value in excess of 40% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. We confirm that the Company’s interests in the two Section 3(c)(7) subsidiaries discussed above are treated as “investment securities” for purposes of the 40% test and are reflected as such in the ratio provided in the Company’s response to prior comment 19.

[1]
As discussed in our previous response, to qualify for the exclusion pursuant to Section 3(c)(5)(C) of the 1940 Act, based on positions set forth by the Staff of the SEC, each subsidiary of the Company that seeks to rely on Section 3(c)(5)(C) generally is required to hold (i) at least 55% of its assets in qualifying real estate assets and (ii) at least 80% of its assets in qualifying real estate assets and real estate-related assets.

[2]	See Redwood Trust Inc., SEC Staff No-Action Letter (Aug. 15, 2019).

3.
We note your response to prior comment 22. Wherever you include disclosure in the registration statement related to subsidiaries relying on Rule 3a-7 for an exemption from the 1940 Act, please revise to clarify that no such subsidiaries are currently operating.

Response: In response to the Staff’s comment, the Company has revised page 16 of the Post-Effective Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,
/s/ Ross M. Leff

Ross M. Leff

Via Email:
cc:	Avraham Dreyfuss Fortress Credit Realty Income Trust David Brooks Fortress Investment Group LLC Nicole M. Runyan David L. Perechocky Tamar Donikyan Kirkland & Ellis LLP